Filed by Analysts International Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Analysts International Corporation
Commission File No.: 0-4090

        This filing relates to the Agreement and Plan of Merger dated as of April 12, 2005, by and among Analysts International Corporation and Computer Horizons Corp. and its wholly owned subsidiary JV Merger Corp. The following is a transcript of prepared remarks delivered by Jeffrey P. Baker, President of Analysts International Corporation, at the Company's annual shareholders meeting relating to the transaction described above. The transcript has been made available on Analysts International Corporation's website at www.analysts.com.

Thanks, Mike, and good afternoon everyone.

        Very shortly, we will be filing a joint proxy statement with the Securities and Exchange Commission. Within that document we will also provide notice to the shareholders of a special meeting to approve the transaction. We expect that meeting to occur sometime in the next 2-3 months. Unfortunately, I am somewhat limited in terms of what I can discuss until this filing has been made.

        With that said, I wanted to provide you with some background and insight into the transaction.

        Before I joined Analysts International, I did a fair amount of due diligence including spending a lot of time with investment bankers that covered this space. Since joining, I've also had the opportunity to spend time with a number of our largest investors and I think it is fair to say that the unanimous conclusion among the analysts and investment community is that this industry is well overdue for consolidation.

        But, the decision to merge with Computer Horizons was actually derived from a fairly disciplined approach that began back in September of last year at a meeting up in Brainerd. Together with the rest of the senior management team, we conducted a strategic planning assessment that included an analysis of external factors shaping our industry over the next 3-5 years. We then compared how our core competencies aligned against the market needs today and in the future. The conclusion was clear . . . .

        The status quo was not an option.

        Following that conclusion, we began to evaluate a number of options across a pretty broad spectrum. As well, we looked at a number of potential transaction partners...some of which fall outside the traditional lines of our industry.

        Today, I want to touch on a few of those business drivers that led us to our conclusion.

        First, on the client-facing side: I knew before I joined Analysts that one of the prevailing trends would be a movement towards fewer and larger suppliers. As luck would have it, this belief became reality on my very first day at Analysts. This is when we first learned that we were in serious jeopardy of losing the Bank of America account, largely because of our lack of size. And, as Dave mentioned earlier, we did, in fact, ultimately lose the account. We fully expect this trend to continue therefore achieving full critical mass is central to our long term success.

        While I'm on the topic of size, not long before this transaction was announced, Harvard Business Review published an article titled 'Bigger isn't better...Better is better.' So while I will mention size today...primarily from the client-facing aspect, be certain that this transaction isn't simply driven by the desire to get bigger. Rather, the combined companies provide the platform to create a more dynamic, competitive, and better company... while at the same time achieving the critical mass.

        Secondly, we believe having a business with a broader and more balanced set of offerings will be critical to meeting client expectations in the future and hopefully eliminating some of the inherent volatility associated with our business.

        And finally, creating a company committed to innovation that can continually anticipate and adapt to an ever-evolving set of client needs and expectations.

        Now, on the Financial Side: Analysts focused very hard on cost cutting and in fact, returned to profitability well ahead of many others in the industry. However, there are inherent limitations and continued cost cutting is not a viable long-term business strategy... at some point you cut yourself right out of business. Instead, we needed a transaction that will reposition us competitively such that we can achieve reasonable growth rates and create sufficient size to take advantage of operating leverage to create more competitive and sustainable margins.

        Another key driver dealt with the capital market aspects. Quite frankly, it is very difficult and frustrating to operate as a sub-$100 million market cap company. The limited number of potential investors combined with lack of volume, liquidity, and coverage are confining from a management standpoint and understandably frustrating from an investor point of view.

        Finally, the ability to realize significant cost savings through a combination. Particularly in the post-Sarbanes Oxley environment, the costs of operating a public company have become a tremendous burden. The ability to combine two publicly-traded companies and significantly reduce that burden will have tremendous benefit for the shareholders.

        The Computer Horizons transaction affords us the opportunity to address those critical issues today as well as many of those we anticipate over the next 3-5 years.

        First, it addresses the client facing issues—We will become one of the largest in our space with a more diversified set of offerings including the market leading VMS software, Chimes, a combined $65 million government business as well as near and off-shore development centers. We will have one of the strongest balance sheets in the industry. And, we believe at a minimum, our new competitive position will secure us a seat for many client opportunities that we simply don't see today.

        But where the Computer Horizons transaction most clearly differentiates itself is in the opportunity for top line growth. These are two very complementary businesses with minimal client overlap. Out of the top 150 clients, we have overlap in only 13, and of those 13, only 3 of which we both have significant presence.

        Where we see the greatest opportunity is through the cross business unit opportunities. Some of those include a Federal Government channel for our infrastructure products and services. For some time, we've been looking for a way to get into the Federal Government because it aligns so well with the services we offer but quite frankly, we couldn't afford it. Businesses of this nature command a respectable premium and we're pretty cheap when it comes to buying businesses. But overnight, we effectively get access to a sizeable Federal Government business.

        Another example is the accelerated adoption of Chimes. As I mentioned earlier, Chimes is the market-leading vendor management software. Being able to access the Analysts client base to accelerate the Chimes adoption will help to secure its dominance of the VMS space and opens up a number of opportunities including the possibility of a stand-alone company.

        Another example is within our solutions practice. Whereas Analysts has developed the majority of its business around infrastructure offerings, Horizons has created a formidable Application business. Doubling the sales channel for each of these businesses and delivering effective cross selling will create significant opportunities.

        The businesses are geographically complementary with Analysts being very strong in the Midwest and Horizons having a strong presence in the East. It also brings us both a near-shore development center in Montreal and Off-shore development center in India.

        And finally, it addresses many of the financial aspects with a minimum targeted cost savings of $15 million and a market cap that will likely create adequate coverage.

        Just a few words on the Merger Terms.

        Merger-of-equals transactions aren't that common, primarily because none of us really like to consider ourselves as equals. But this transaction does fit that category. I think the most important thing to understand is the Analysts International representation in the successor company. Analysts' directors will comprise half of the board and Analysts' management will occupy many of the key management positions in the new company.

        The exchange ratio is set at 1.15 and you will have the opportunity to read about the 'fairness' of that exchange ratio in the S-4 when it is filed.

        And last but not least, the corporate headquarters will be based here in Minnesota. Both of these companies have been around for a long time so, as you might guess, this was a very emotional issue and one we felt strongly about. But in the end, we needed to look out for what was right for the company in the future. Analysts International has been a member of this community for a long time and we look forward to the same commitment with the new company.

        As I mentioned in the beginning, the S-4 will be filed soon and will provide you with hundreds of pages of exciting reading on the merger.

        Thank you for your time today and now I'll turn it back over to Mike.

Cautionary State for the Purpose of Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

        The transcript contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this transcript include statements about future financial and operating results and the proposed Computer Horizons and Analysts International merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not received required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Analysts International expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) the risk that the Analysts and Computer Horizons' businesses will not be integrated successfully to yield the anticipated cost savings and financial results; (ii) costs related to the proposed merger may be higher due to delays in obtaining regulatory approval; (iii) failure of the Analysts and Computer Horizons shareholders to approve the proposed merger; and (iii) other economic, business, competitive and/or regulatory factors affecting

Analysts and Computer Horizons' businesses generally, including those set forth in Analysts and Computer Horizons' filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this transcript are based on information available to Analysts on the date hereof. Analysts undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this transcript to reflect events or circumstances after the date of this transcript or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

        Analysts International Corporation and Computer Horizons Corp. (which will be renamed by Analysts International Corporation and Computer Horizons Corp. in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Analysts International Corporation and Computer Horizons Corp. with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus, once available, and other documents may also be obtained for free from Analysts International Corporation and Computer Horizons Corp.'s investor relations at pquist@analysts.com and dreingold@computerhorizons.com, respectively.

Participants in the Solicitation

        Analysts International Corporation and Computer Horizons Corp, and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Analysts International Corporation and Computer Horizons Corp. with respect to the transactions contemplated by the merger agreement. Information regarding Analysts International's officers and directors is included in Analysts International Corporation's Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 15, 2005. Information regarding Computer Horizons' officers and directors is included in Computer Horizons Corp.'s Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 12, 2005. These documents are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Analysts International Corporation investor relations at pquist@Analysts.com and Computer Horizons Corp.'s investor relations at dreingold@computerhorizons.com.